As filed with the Securities and Exchange Commission on August 31, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

the Securities Act of 1933

NOVACEA, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	33-0960223
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

601 GATEWAY BOULEVARD, SUITE 800

SOUTH SAN FRANCISCO, CALIFORNIA 94080

(650) 228-1800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Copies to:
John P. Walker	Alan C. Mendelson, Esq.
Interim Chief Executive Officer and Chairman	Mark Roeder, Esq.
Novacea, Inc.	Latham & Watkins LLP
601 Gateway Boulevard, Suite 800	140 Scott Drive
South San Francisco, CA 94080	Menlo Park, CA 94025
(650) 228-1800	(650) 328-4600
(Name, address, including zip code, and telephone number, including area code of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	1,490,868	$8.15	$12,150,574	$373.03

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices of the common stock, as reported on The NASDAQ Global Market on August 27, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 31, 2007

1,490,868 shares

Common Stock

This prospectus covers 1,490,868 shares of our common stock that may be offered for resale by the selling stockholder named in this prospectus and the persons to whom the selling stockholder may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholder acquired the common stock directly from us in a transaction exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholder.

Our common stock is quoted on The NASDAQ Global Market under the symbol “NOVC.” On August 30, 2007, the last reported sale price of our common stock on The NASDAQ Global Market was $8.31 per share.

The selling stockholder may sell its shares from time to time on The NASDAQ Global Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholder will be responsible for any commissions or discounts due to brokers or dealers. We will pay all fees and expenses incident to the registration of the shares covered by this prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                 , 2007.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not, and the selling stockholder has not, authorized any person to provide any information or make any statement that differs from what is contained in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

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SUMMARY

This prospectus relates to the resale of 1,490,868 shares of common stock of Novacea, Inc. that may be offered and sold from time to time in or more transactions by the selling stockholder named in this prospectus. We will not receive any proceeds from the sale of shares of common stock covered by this prospectus. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Company Overview

We are a biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. We currently have two clinical-stage oncology product candidates. Our lead product candidate, Asentar™, is in a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC, which is also very similar to hormone refractory prostate cancer. AIPC is the stage of prostate cancer when the disease is no longer controlled by deprivation of male hormones and tends to progress rather rapidly, uniformly leading to death. Our second product candidate, AQ4N, advanced into a Phase 1/2 clinical trial in glioblastoma multiforme, the most aggressive form of brain cancer, in combination with radiation and chemotherapy in the fourth quarter of 2006. In May 2007, we signed an exclusive worldwide License, Development and Commercialization Agreement with Schering Corporation, a wholly-owned subsidiary of Schering-Plough Corporation, for the development and commercialization of Asentar™.

Our experienced team uses its expertise in oncology product development to identify, license and develop novel therapeutics with the potential to improve clinical outcomes for cancer patients. We also seek to develop anti-cancer agents that may reduce the toxicities associated with current treatments. In addition, we attempt to mitigate development risks for our product candidates by licensing product candidates with well-characterized mechanisms of action and supportive pre-clinical or clinical data. We believe that our oncology development expertise enables our team to design efficient clinical development and commercialization programs that could provide cancer patients with improved treatment options over current standards of care.

We were incorporated in Delaware in 2001. The terms “Novacea,” “our,” “us” and “we” refer to Novacea, Inc. Novacea is a registered trademark and Asentar™ is a trademark of Novacea, Inc. We also have applied for registration of the Novacea trademark outside the United States. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Our offices are located at 601 Gateway Boulevard, Suite 800, South San Francisco, California 94080, and our telephone number is (650) 228-1800.

Securities Offered

We are registering for resale by the selling stockholder 1,490,868 shares of our common stock initially acquired directly from us in a transaction exempt from the registration requirements of federal and state securities laws. We also are registering for resale any additional shares of common stock which may become issuable with respect to the shares of common stock issued by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	delays or unfavorable results from our current and planned clinical trials;

•	our ability to enter into and maintain relationships with third parties who are conducting our clinical trials;

•	our ability to enroll patients for our clinical trials;

•	our ability to implement and manage our sales and commercialization initiatives;

•	the impact of competition and technological change;

•	our relationships with our licensors and licensees;

•	our relationships with our key suppliers;

•	our present and future collaboration agreements;

•	the timing of necessary regulatory clearances;

•	coverage and reimbursement policies of governmental and private third-party payors, including the Medicare and Medicaid programs;

•	general economic and business conditions, both nationally and in our markets;

•	our ability to manage our growth and development;

•	our ability to attract and retain key management and scientific personnel;

•	existing and future regulations that affect our business; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “predict,” “potential” and similar expressions, as they relate to Novacea, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

R ISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all information contained in this prospectus before you decide to purchase our common stock. If any of the possible adverse events described below actually occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We are not profitable and have incurred losses in each year since our inception in 2001. We have only generated a limited amount of grant revenue and revenue from our collaboration agreement, and we have not generated any revenue from product sales. We do not anticipate that we will generate revenue from the sale of products for the foreseeable future. We have not yet submitted any products for approval by regulatory authorities and we do not currently have rights to any products that have been approved for marketing in our territory. We continue to incur research and development and general and administrative expenses related to our operations. Our net loss for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 were $18.0 million, $23.8 million, $29.6 million, and $26.7 million, respectively. As of June 30, 2007, we had an accumulated deficit of $118.0 million. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research activities and conduct development of, and seek regulatory approvals for, our product candidates, and prepare for and begin to commercialize any approved products. If our product candidates fail in clinical trials or do not gain regulatory approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We are highly dependent on the success of our lead product candidate, Asentar™, and we cannot give any assurance that it will receive regulatory approval or be successfully commercialized.

Asentar™ is in a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer, or AIPC. The trial may not be successful, and Asentar™ may never receive regulatory approval or be successfully commercialized. The clinical development program for Asentar™ may not receive regulatory approval either if we and our collaborator fail to demonstrate that it is safe and effective in clinical trials and consequently fail to obtain necessary approvals from the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory agencies, or if there are inadequate financial or other resources to advance Asentar™ through the clinical trial process. Even if Asentar™ receives regulatory approval, we and our collaborator may not be successful in marketing it for a number of reasons, including the introduction by our competitors of more clinically-effective or cost-effective alternatives or failure in sales and marketing efforts. Any failure to obtain approval of Asentar™ and to successfully commercialize it would have a material and adverse impact on our business.

We must complete the ASCENT-2 Phase 3 clinical confirmatory trial to confirm the previously observed safety and efficacy trends of Asentar™.

We are continuing to enroll patients in the Phase 3 clinical confirmatory trial of Asentar™, referred to as the ASCENT-2 Phase 3 clinical confirmatory trial, with targeted enrollment of approximately 900 patients, which may be increased to 1,200 patients. We and our collaborator have submitted to the FDA and other regulatory agencies a protocol amendment to the ASCENT-2 Phase 3 clinical trial that proposes to increase the study population from 900 to 1,200 and to increase the statistical power of the trial from 85 to 90 percent. The ASCENT-2 Phase 3 clinical confirmatory trial is designed based on observations about secondary endpoints from our completed Phase 2 clinical trial, referred to as our ASCENT clinical trial, which enrolled 250 patients. In addition, while our ASCENT clinical trial evaluated the weekly administration of Asentar™ in combination with weekly Taxotere® versus once weekly placebo in combination with weekly Taxotere, the ASCENT-2 Phase 3 clinical confirmatory trial evaluates this Asentar™ and Taxotere regimen versus the currently approved regimen for Taxotere, which is dosed every three weeks in combination with prednisone. As a result of these differences and other factors, the data collected from the ASCENT-2 Phase 3 clinical confirmatory trial may not demonstrate the levels of safety and efficacy observed in our earlier clinical trials, including our ASCENT clinical trial.

The primary endpoint for our ASCENT clinical trial of Asentar™ was a 50% reduction in Prostate Specific Antigen Response, or PSA Response, at six months. Our ASCENT clinical trial was designed to detect an increase in the frequency of PSA Response from 45% of the patients in the placebo arm to 65% of the patients in the Asentar™ arm after six months of treatment. Six months after the last patient was enrolled, we conducted the primary efficacy analysis for our ASCENT clinical trial, which showed that PSA Response was achieved by 58% of the subjects in the Asentar™ arm compared to 49% in the placebo arm. The increase in PSA Response was not statistically significant and we did not satisfy the primary endpoint for the ASCENT clinical trial. Based on the fact that we did not achieve statistical significance with the primary endpoint, the FDA has indicated to us that it considers all secondary endpoints from our ASCENT clinical trial to be hypothesis-generating. Consequently, we and our collaborator must complete the ASCENT-2 Phase 3 clinical confirmatory trial to confirm the efficacy and safety trends in favor of the Asentar™ arm in comparison to the placebo arm that we observed in our ASCENT clinical trial. There can be no assurance that we and our collaborator will be successful in doing so.

The reduction of patient serious adverse events observed in our ASCENT clinical trial of Asentar™ may not be replicated in the ASCENT-2 Phase 3 clinical confirmatory trial of Asentar™.

A reduction in the rates of several types of serious adverse events was observed in an exploratory analysis in patients who were enrolled in our ASCENT clinical trial of Asentar™. Our ASCENT clinical trial was conducted in 250 patients, while the ASCENT-2 Phase 3 clinical confirmatory trial is expected to enroll 900 patients, which may be increased to 1,200 patients. Although we believe that the reduction in the occurrence of serious adverse events may be explained by currently understood biological mechanisms, the mechanisms by which Asentar™ works in the body are not yet fully understood. Due to the exploratory nature of these observations, uncertainties regarding the biological mechanism of Asentar™ and the larger patient size of the ASCENT-2 Phase 3 clinical confirmatory trial or other factors, we and our collaborator may not observe, or may observe a significant reduction in, the safety benefits observed in our ASCENT clinical trial.

The FDA could require an additional Phase 3 clinical trial for Asentar™ to be conducted in order to obtain approval, even if the ASCENT-2 Phase 3 clinical confirmatory trial of Asentar™ is successful.

If the results of the ASCENT-2 Phase 3 clinical confirmatory trial of Asentar™ are positive, we and our collaborator plan to file a new drug application, or NDA, for Asentar™ and seek FDA approval on the basis of this single clinical trial confirming the observations from our ASCENT clinical trial. We did not request from the FDA a Special Protocol Assessment for the ASCENT-2 Phase 3 clinical confirmatory trial. Even if the ASCENT-2 Phase 3 clinical confirmatory trial is successfully completed, there can be no assurance that the FDA will accept an NDA on the basis of a single confirmatory Phase 3 clinical trial. For example, we may achieve statistical significance using our pre-specified statistical analysis. However, if the ASCENT-2 Phase 3 clinical confirmatory trial does not also achieve statistical significance using the log rank analysis requested by the FDA, the FDA may not accept the data from the ASCENT-2 Phase 3 clinical confirmatory trial as a basis for regulatory approval of Asentar™ and may require the initiation of a new clinical trial for Asentar™. Failure to obtain approval on the basis of a single trial would require the completion of additional and more extensive clinical trials, which would be costly and time consuming and delay potential FDA approval of Asentar™ for several more years. Moreover, the FDA may require additional post-approval clinical studies to be conducted as a condition of any approval.

While the FDA regards our ASCENT clinical trial of Asentar™ as completed, patients remained on study following the protocol specified analysis that had been previously reported. We cannot assure you that these patients have not subsequently experienced safety or efficacy issues that might alter the reported data.

Although the patients in our ASCENT clinical trial of Asentar™ have been analyzed with a median follow-up time of 18.3 months as of the date of our reported analysis, approximately 8% of patients enrolled in our ASCENT clinical trial continued to undergo treatment with Taxotere and either placebo or Asentar™ on a blinded basis. This study has now been terminated and we have not fully evaluated the complete dataset. Although the number of patients undergoing continuing treatment in our ASCENT clinical trial beyond the time of the original analysis was small, these patients may have experienced clinically relevant safety or efficacy issues attributable to Asentar™ of which we are unaware and may be borne out in any future analysis of the dataset from the ASCENT study. Any significant safety or efficacy issue that may have been experienced by these patients or contained in the final dataset could entirely undermine our conclusions regarding our ASCENT clinical trial and negatively impact our previously reported findings.

Non-U.S. regulatory authorities may request that we update our analysis from our ASCENT clinical trial, and we cannot guarantee that the results of the analysis will be the same.

While the FDA regards our ASCENT clinical trial of Asentar™ as completed, non-U.S. regulatory authorities may request that we analyze the overall survival or other secondary endpoints at a later date or perform other analyses not contemplated by our original clinical trial design. We cannot guarantee that the trends we observed with respect to secondary endpoints in our ASCENT clinical trial will be observed in any subsequent analyses, which may delay or prevent Asentar™ from achieving regulatory approval.

We have tested the efficacy of Asentar™ in combination with Taxotere in AIPC patients at a single dosing level. We do not currently know the minimum efficacious dose of Asentar™ or whether alternative formulations of calcitriol, the active ingredient in Asentar™ could be substituted.

Our ASCENT clinical trial tested a single dose of 45 micrograms of Asentar™ administered once a week in combination with Taxotere in AIPC patients. We selected this dose because it approximated the dose used by investigators at Oregon Health & Science University, or OHSU, in their small Phase 2 study of calcitriol, the active ingredient in Asentar™, from which favorable efficacy results were reported. We continue to use this dose in our development of Asentar™ based on the survival and safety benefits observed in the ASCENT clinical trial.

If a lower dose of calcitriol is demonstrated to be equally or more effective than Asentar™, physicians might be able to prescribe commercially available formulations of calcitriol to AIPC patients as an alternative to Asentar™. While this may infringe our issued and pending patents, we may be limited in our ability to prevent any such product substitution.

The ASCENT-2 Phase 3 clinical confirmatory trial of Asentar™ is designed to evaluate Asentar™ as part of a combination therapy with Taxotere. If safety or efficacy issues arise with Taxotere, we may experience significant regulatory delays and the ASCENT-2 Phase 3 clinical confirmatory trial may need to be terminated or redesigned.

We are currently enrolling patients in the ASCENT-2 Phase 3 clinical confirmatory trial to evaluate the use of Asentar™ in combination with Taxotere for the treatment of AIPC. Taxotere is the current standard of care for AIPC. We did not develop or obtain regulatory approval for, and we do not manufacture or sell, Taxotere. If safety or efficacy issues arise with Taxotere, we may experience significant regulatory delays and the FDA may require the redesign or termination of the current ASCENT-2 Phase 3 clinical confirmatory trial. If Taxotere is replaced as the standard of care for first-line treatment of AIPC, the results, if any, of the ASCENT-2 Phase 3 clinical confirmatory trial may be less meaningful and the FDA may require the initiation of additional clinical trials of Asentar™ prior to any regulatory approval. Even if Asentar™ were to receive regulatory approval and be commercialized, it would continue to be subject to the risk that safety or efficacy issues could arise with Taxotere or that Taxotere may be replaced as the standard of care. This could result in Asentar™ being removed from the market or being less commercially successful.

We do not hold and cannot license composition of matter patents covering the active ingredient in Asentar™, calcitriol, and our competitors may be able to develop cancer therapies that are similar to Asentar™ using calcitriol.

We do not hold and we cannot license patents covering the composition of matter of calcitriol, which is the active ingredient for our lead product candidate, Asentar™. Although we have, or have licensed, issued and pending patents related to the use of calcitriol with a novel and proprietary dosing regimen capable of administering calcitriol in high doses without inducing its common side effects, which we refer to as high-dose pulse administration technology, or HDPA, as well as patents and pending patents related to using calcitriol in combination with certain chemotherapy treatments, our competitors are free to conduct their own research and development with respect to calcitriol and they may develop similar cancer therapies that compete with Asentar™, which could harm our future operating results.

We cannot guarantee that lack of composition of matter protection for calcitriol will not adversely impact our proprietary position with respect to Asentar™, or that third parties will be found to infringe any of our issued patent claims, or that these patents will be found valid and enforceable. There can be no assurance that any of our patent applications will issue in any jurisdiction. Moreover, we cannot predict the breadth of claims that may be allowed or the actual enforceable scope of the Asentar™ patents that we hold. Furthermore, while our patent claims cover the treatment of hyperproliferative diseases, which are diseases characterized by abnormal proliferation of cells, by monotherapy with Asentar™, we cannot guarantee that our existing patent applications will provide protection for all monotherapeutic uses of Asentar™ that we may seek to pursue. Furthermore, we may not be able to obtain patent protection for any such uses even if they prove commercially valuable.

There are currently clinical trials ongoing which seek to use other agents with Taxotere for the treatment of AIPC. If these clinical trials are completed prior to the current ASCENT-2 Phase 3 clinical confirmatory trial, our ability to commercialize Asentar™ may suffer.

Other companies, such as Genentech, Inc., are seeking to commercialize other agents to add to the benefits of Taxotere in the first-line treatment of AIPC. For example, a major oncology cooperative group of investigators is currently conducting a three-year clinical trial studying the use of Genentech’s Avastin® in combination with Taxotere in the first-line treatment of AIPC patients. If this trial, or any similar trial, is completed prior to the current ASCENT-2 Phase 3 clinical confirmatory trial, or if the results of this trial, or any similar trial, are superior to the results of the current ASCENT-2 Phase 3 clinical confirmatory trial, it may cause a delay in the approval of Asentar™ or reduce the market opportunity for our lead product candidate.

The ASCENT-2 Phase 3 clinical confirmatory trial of Asentar™ is designed solely to evaluate Asentar™ as part of a combination therapy with Taxotere for the treatment of AIPC. We and our collaborator will be required to expend significant additional resources to develop and commercialize Asentar™ for any other indications with other chemotherapies or as a monotherapy.

We and our collaborator are primarily developing Asentar™ for use as a combination therapy with Taxotere for the treatment of AIPC. We also have a Phase 1/2 clinical trial, which began in August 2003 and for which we announced preliminary results in June 2006, designed to evaluate Asentar™ in combination with Taxotere for the treatment of non-small cell lung cancer, and there is an investigator sponsored trial studying Asentar™ in combination with mitoxantrone.

Our drug development activities could be delayed or stopped.

We do not know whether the ASCENT-2 Phase 3 clinical confirmatory trial of Asentar™ for AIPC and our Phase 1b/2a clinical trial of AQ4N for glioblastoma multiforme will be completed on schedule, or at all, and we cannot guarantee that our planned clinical trials will begin on time or at all. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

•	limited number of, and competition for, suitable patients with the particular types of cancer required for enrollment in our clinical trials;

•	limited number of, and competition for, suitable sites to conduct our clinical trials;

•	delay or failure to obtain FDA approval or agreement to commence a clinical trial;

•	delay or failure to obtain sufficient supplies of the product candidate for our clinical trials;

•	requirements to provide the drugs required in our clinical trial protocols at no cost, which may require significant expenditures that we or our partners are unable or unwilling to make;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; and

•	delay or failure to obtain institutional review board, or IRB, approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues;

•	lack of efficacy evidenced during clinical trials;

•	termination of our clinical trials by one or more clinical trial sites;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols; and

•	inability to monitor patients adequately during or after treatment.

Clinical trials for our product candidates may be suspended or terminated at any time by the Data Safety and Monitoring Board, the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us. Any failure or significant delay in completing clinical trials for our product candidates could materially harm our financial results and the commercial prospects for our product candidates.

There is a high risk that our drug development activities will not result in commercial products.

Our product candidates are in various stages of development and are prone to the risks of failure inherent in drug development. We will need to complete significant additional clinical trials before we can demonstrate that our product candidates are safe and effective to the satisfaction of the FDA and other non-U.S. regulatory authorities. Clinical trials are expensive and uncertain processes that take years to complete. Failure can occur at any stage of the process, and successful early clinical trials do not ensure that later clinical trials will be successful. Product candidates in later-stage trials may fail to show desired efficacy and safety traits despite having progressed through initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, a clinical trial may prove successful with respect to a secondary endpoint, but fail to demonstrate clinically significant benefits with respect to a primary endpoint, as we experienced in our ASCENT clinical trial of Asentar™. Failure to satisfy a primary endpoint in a Phase 3 clinical trial would generally mean that a product candidate would not receive regulatory approval without a further successful Phase 3 clinical trial, which we may not be able to complete.

The results of previous clinical trials may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

Positive results from pre-clinical studies and early clinical trials should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having progressed through initial clinical trials.

Further, our product candidates may not be approved even if they achieve their primary endpoints in Phase 3 clinical trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comment on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA approval. Any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. In addition, the FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

Our product candidates may cause undesirable side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

Common side effects of Asentar™ include mild hypercalcemia, a significant and unhealthy level of calcium in the blood, hypercalciuria, a significant and unhealthy level of calcium in the urine, fatigue and nausea. Common side effects of AQ4N include cosmetic blue discoloration of the skin and urine, along with a decrease in lymphocytes and neutrophils, fatigue and anorexia. Because our product candidates have been tested in relatively small patient populations and for limited durations, additional side effects may be observed as their development progresses.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

We depend on our collaborator, Schering-Plough Corporation, to work with us to develop, manufacture and commercialize Asentar™.

We have granted exclusive, worldwide rights for the development and commercialization of Asentar™ to Schering-Plough Corporation, or Schering. We expect to receive significant financial support under our collaboration agreement with Schering, as well as meaningful technical and manufacturing contributions to the Asentar™ program. The success of our Asentar™ program is dependent upon the continued financial and other support that Schering has agreed to provide.

The success of our collaboration depends on the efforts and activities of our collaborator. Schering has significant discretion in determining the efforts and resources that it will apply to the collaboration. Our existing collaborations may not be scientifically or commercially successful.

The risks that we face in connection with our existing collaborations and any future collaborations include the following:

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our collaboration agreements are subject to termination under various circumstances, including, as in the case of our agreement with Schering, termination by Schering under certain specified circumstances at any time, and for any reason or no reason after the second anniversary of the effective date of the agreement. Any such termination could have an adverse material effect on our financial condition and/or delay the development and commercial sale of our drug candidates, including Asentar™. Additionally, under certain specified circumstances we may be required to pay royalties to Schering following the termination of our agreement with Schering;

•	Schering may engage in certain business relationships, including mergers and acquisitions.

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Schering has a right to change the focus of its development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their development and commercialization priorities based on multiple factors following mergers and consolidations, which have been common in recent years in these industries. The ability of Asentar™ to reach its potential could be limited if our collaborator decreases or fails to increase development or commercialization efforts related to Asentar™;

•	our collaboration agreement with Schering may have the effect of limiting the areas of research and development that we may pursue, either alone or in collaboration with third parties; and

•	Schering may develop and commercialize, either alone or with others, drugs that are similar to or competitive with the drugs or drug candidates that are the subject of the collaboration with us.

Our existing collaboration and any collaborations we enter into in the future may not be successful.

Schering has agreed to fund our Asentar™ research and development programs and/or to conduct the development and commercialization of specified drug candidates and, if they are approved, drugs. In exchange, we have given Schering technology, sales and marketing rights relating to those Asentar™ drugs and drug candidates. Schering has rights to control the planning and execution of drug development and clinical programs for our drug candidate Asentar™. Our collaborator may exercise its control rights in ways that may negatively affect the timing and success of those programs. Our collaboration is also subject to termination rights by the collaborator. If Schering was to terminate its relationship with us, or fail to meet its contractual obligations, that action could have a material adverse effect on our ability to undertake research, to fund related and other programs and to develop, manufacture and market any drugs that may have resulted from the collaboration.

In addition, we expect to seek additional collaborative arrangements, which may not be available to us, to develop and commercialize our drug candidates in the future. Even if we are able to establish acceptable collaborative arrangements in the future, they may not be successful. The success of our collaboration arrangements, if any, will depend heavily on the efforts and activities of our collaborators. Possible future collaborations have risks, including the following:

•	disputes may arise in the future with respect to the ownership of rights to technology developed with future collaborators;

•	disagreements with future collaborators could delay or terminate the research, development or commercialization of products, or result in litigation or arbitration;

•	future collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach or lack of scientific progress by us;

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future collaborators are likely to have the first right to maintain or defend our intellectual property rights and, although we would likely have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

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future collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability;

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future collaborators may change the focus of their development and commercialization efforts. As previously noted, pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of our products to reach their potential could be limited if future collaborators decrease or fail to increase spending relating to such products;

•	future collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or development of our products; and

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future collaborators may develop alternative products either on their own or in collaboration with others, or encounter conflicts of interest or changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us.

Given these risks, it is possible that any collaborative arrangements into which we enter may not be successful.

We will require substantial additional funding which may not be available to us on acceptable terms, or at all.

We are advancing multiple product candidates through clinical development. We will need to raise substantial additional capital to continue our clinical development and commercialization activities.

Our future funding requirements will depend on many factors, including but not limited to:

•	our need to expand our research and development activities;

•	the rate of progress and cost of our clinical trials;

•	the costs associated with establishing a sales force and commercialization capabilities;

•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

•	the costs and timing of seeking and obtaining FDA and other non-U.S. regulatory approvals;

•	our ability to maintain, defend and expand the scope of our intellectual property portfolio;

•	our need and ability to hire additional management and scientific and medical personnel;

•	the effect of competing technological and market developments;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms and timing of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs.

If our competitors develop and market products that are more effective, safer or less expensive than our current and future product candidates, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address prostate cancer and other indications. We are currently developing two cancer therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research and marketing capabilities than we do. Some of the large pharmaceutical companies with which we expect to compete include Genentech, Inc., Sanofi-Aventis, S.A., AstraZeneca PLC, Novartis AG, Roche and Celgene Corporation. In addition, many universities and private and public research institutes may become active in cancer research, some of which are in direct competition with us.

Our product candidates will compete with a number of drugs that are currently marketed or in development that also target proliferating cells. We expect that Asentar™ will compete with products that have been marketed or are in advanced stages of development, including Emcyt®, Novantrone®, Paraplatin®, Taxol®, VEGF-Trap, and Thalomid®, Avastin, Satraplatin, Provenge vaccine and the like. We expect that AQ4N will compete with products that have been marketed or are in advanced stages of development, including cintredekin besudotox, Avastin, and radiation therapy.

In many instances, the drugs that will compete with our product candidates are generic, widely available and/or established, existing standards of care. To compete effectively with these drugs, our product candidates will need to demonstrate advantages that lead to improved clinical safety or efficacy compared to these products.

We believe that our ability to successfully compete will depend on, among other things:

•	the results of our clinical trials;

•	our ability to recruit and enroll patients for our clinical trials;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to commercialize and market any of our product candidates that may receive regulatory approval;

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to maintain a good relationship with regulatory authorities;

•	the timing and scope of regulatory approvals;

•	adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

•	our ability to protect intellectual property rights related to our products;

•	our ability to have our partners manufacture and sell commercial quantities of any approved products to the market; and

•	acceptance of future product candidates by physicians and other health care providers.

If our competitors market products that are more effective, safer or less expensive than our future product candidates, if any, or that reach the market sooner than our future product candidates, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete or less competitive.

Vitamin D analogs, which are chemically-designed compounds that mimic natural vitamin D compounds, have been, or may be in the future, evaluated systemically in clinical trials for the treatment of diseases where the objective of therapy is to decrease or normalize the growth rate of cells. While the developers of some of these product candidates claim their compounds have increased benefits relative to their effects on the blood levels of calcium, we are unaware of any clinical data for these compounds that demonstrate significant therapeutic benefits to date in oncology. If vitamin D analogs demonstrate significant therapeutic benefits, they may be a cost-effective alternative to Asentar™.

If we fail to attract and retain key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and pre-clinical and clinical personnel. The loss of the services of any of our senior management, particularly John G. Curd, M.D., our President and Chief Medical Officer, could delay or prevent the commercialization of our product candidates. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason and with or without notice. We will need to hire additional personnel as we continue to expand our research and development activities and build a sales and marketing function.

We have scientific and clinical advisors who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements in a timely fashion or at all and our business may be harmed as a result.

As we evolve from a company primarily involved in development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators and suppliers. Maintaining these relationships and managing our future growth will impose significant added responsibilities on members of our management. We must be able to: manage our development efforts effectively; manage our clinical trials effectively; hire, train and integrate additional management, development, administrative and sales and marketing personnel; improve our managerial, development, operational and finance systems and expand our facilities, all of which may impose a strain on our administrative and operational infrastructure.

Furthermore, we may acquire additional businesses, products or product candidates that complement or augment our existing business. To date, we have no experience in acquiring and integrating other businesses. Integrating any newly acquired business or product could be expensive and time-consuming. We may not be able to integrate any acquired business or product successfully or operate any acquired business profitably. Our future financial performance will depend, in part, on our ability to manage any future growth effectively and our ability to integrate any acquired businesses. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

If we fail to acquire and develop other products or product candidates at all or on commercially reasonable terms, we may be unable to grow our business.

We intend to continue to rely on in-licensing as the source of any of our future product candidates for development and commercialization. Because we do not currently have nor do we intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates. Proposing, negotiating and implementing an economically viable product acquisition or license are lengthy and complex processes. We compete for partnering arrangements and license agreements with pharmaceutical and biotechnology companies and academic research institutions. Our competitors may have stronger relationships with third parties with whom we are interested in collaborating, greater financial, development and commercialization resources and/or may have more established histories of developing and commercializing products than we do. As a result, our competitors may have a competitive advantage in entering into partnering arrangements with such third parties. In addition, even if we find promising product candidates, and generate interest in a partnering or strategic arrangement to acquire such product candidates, we may not be able to acquire rights to additional product candidates or approved products on commercially reasonable terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities and the possibility that, due to strategic considerations, we will discontinue research or development with respect to a product candidate for which we have already incurred significant expense. Even if the product candidates are approved, we cannot be sure that they would be capable of economically feasible production or commercial success.

We rely on third parties to conduct clinical trials for our product candidates and plan to rely on third parties to conduct future clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our current and future product candidates.

We do not have the ability to independently conduct clinical trials for Asentar™ and AQ4N or any other product candidate. We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct some or all of our clinical trials of our product candidates. Although we rely on these third parties to conduct our clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and other non-U.S. regulatory authorities require us to comply with regulations and standards, commonly referred to as Good Clinical Practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Our reliance on third parties does not relieve us of these responsibilities and requirements. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to GCPs or for any other reason, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated. In addition, a failure by such third parties to perform their obligations in compliance with GCPs may cause our clinical trials to fail to meet regulatory requirements, which may require us to repeat our clinical trials.

We rely on third parties to manufacture and supply our product candidates.

We do not own or operate manufacturing facilities for clinical or commercial production of our product candidates. We have no experience in drug formulation or manufacturing, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We obtain calcitriol, which is the active ingredient in Asentar™, through an agreement with a single supplier, Plantex, Inc. Except in limited circumstances, we are obligated to purchase the majority of our calcitriol product requirements from Plantex. We believe we currently have, or can access, sufficient supplies of Asentar™ to conduct and complete the planned ASCENT-2 Phase 3 clinical confirmatory trial for Asentar™. Plantex has the capacity to manufacture calcitriol in the quantities that our development and future commercialization efforts, if any, require. If Plantex is unable to produce calcitriol in the amounts that we require, we may not be able to establish a contract and obtain a sufficient alternative supply from another supplier on a timely basis or for the quantities we require. We expect to continue to depend on third-party contract manufacturers for the foreseeable future.

We may not be able to start our clinical trials as planned and obtain regulatory approvals if we do not receive materials or drug products from our manufacturers.

Our product candidates require precise, high quality manufacturing. Any of our contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and other non-U.S. regulatory authorities to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations and corresponding standards. If our contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we may experience manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production, failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for our products, cost overruns or other problems that could seriously harm our business.

To date, our product candidates have been manufactured in small quantities for pre-clinical studies and clinical trials, although calcitriol is manufactured in bulk form by Plantex for commercial use in the chronic kidney disease market. If in the future one of our product candidates is approved for commercial sale, we will need to manufacture that product candidate in larger quantities. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Additionally, any third party manufacturer we retain to manufacture our product candidates on a commercial scale must pass an FDA pre-approval inspection for conformance to the cGMPs before we can obtain approval of our product candidates. If we are unable to successfully increase the manufacturing capacity for a product candidate in conformance with cGMPs, the regulatory approval or commercial launch of any related products may be delayed or there may be a shortage in supply.

Any performance failure on the part of our contract manufacturers could delay clinical development or regulatory approval of our product candidates or commercialization of our future product candidates, depriving us of potential product revenue and resulting in additional losses. In addition, our dependence on a third party for manufacturing may adversely affect our future profit margins. Our ability to replace an existing manufacturer may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer before it can begin manufacturing our product candidates. Such approval would require new testing and compliance inspections. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all.

We currently have limited marketing staff and no sales or distribution organization. If we are unable to develop our sales and marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have limited marketing and no sales or distribution capabilities. If any of our product candidates are approved, we intend to establish our sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. To the extent that we enter into co-promotion or other licensing arrangements, our product revenue is likely to be lower than if we directly marketed or sold our products. In addition, any revenue we receive will depend in whole or in part upon the efforts of such third parties, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend on our ability to obtain patents and/or regulatory exclusivity and maintain adequate protection for our technologies and product candidates in the United States and other countries. As of June 30, 2007, we owned or had exclusive rights to 62 issued U.S. and foreign patents and 153 pending U.S. and foreign patent applications, an increase over the related numbers as of March 31, 2007 primarily due to the assignment of KuDOS’ ownership rights, title and interests in patents and know-how related to AQ4N and license agreement with BTG. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents covering important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, we generally do not control the patent prosecution of subject matter that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would over our own. Moreover, the patent positions of biopharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, we do not know whether:

•	we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaboration partners will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will have an adverse effect on our business.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents under existing and future laws. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Protection afforded by U.S. patents may be adversely affected by proposed changes to patent-related U.S. statutes and to U.S. Patent and Trademark Office, or USPTO, rules, especially changes to rules concerning the filing of continuation applications. If implemented, the rules may require that second or subsequent continuing application filings be supported by a showing as to why the new amendments or claims, argument or evidence presented could not have been previously submitted. Other rules, if implemented, may limit consideration by the USPTO of up to only 10 claims per application. It is common practice to file multiple patent applications with many claims in an effort to maximize patent protection. If the first set of proposed USPTO rules is implemented, they may limit our ability to file continuing applications directed to our products and methods and related competing products and methods. In addition, if the second set of USPTO rules is implemented, they may limit our ability to patent a number of claims sufficient to cover our products and methods and related competing products and methods. Other changes to the patent statutes may adversely affect the protection afforded by U.S. patents and/or open up U.S. patents to third party attack in non-litigation settings.

We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or our collaboration partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

The intellectual property protection for our product candidates is dependent on third parties.

With respect to Asentar™, OHSU and the University of Pittsburgh of the Commonwealth System of Higher Education, or University of Pittsburgh, retain the right to prosecute and maintain the patents and patent applications covered by our license agreements. We only have the right to select patent counsel under our OHSU license agreement. Generally, we do not have the right to prosecute and maintain patents for AQ4N in our territory. We would need to determine, with our partners, who would be responsible for the prosecution of patents relating to any joint inventions. If any of our licensing partners fail to appropriately prosecute and maintain patent protection for any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, OHSU retains an initial right to bring any infringement actions related to the intellectual property we license from these parties. Any failure by OHSU, or any other licensing partner of ours, to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operation.

If we breach any of the agreements under which we license commercialization rights to our product candidates or technology from third parties, we could lose license rights that are important to our business.

We license the development and commercialization rights for each of our product candidates, and we expect to enter into similar licenses in the future. For instance, we licensed exclusive worldwide rights from OHSU and the University of Pittsburgh, pursuant to two separate license agreements, that enable us to use and administer calcitriol, the active ingredient in Asentar™, in the treatment of cancer. In 2003, we licensed exclusive rights in the United States, Canada and Mexico to AQ4N from KuDOS, which was acquired by AstraZeneca. In April 2007, we terminated the December 2003 license agreement with KuDOS, in favor of an agreement concluded directly with the primary licensor to KuDOS, BTG International Limited, under which we acquired the worldwide exclusive rights to patents and know-how for the development, manufacture and use of AQ4N for the diagnosis, treatment and prevention of human diseases. Under these licenses we are subject to commercialization and development, sublicensing, royalty and milestone payments, insurance and other obligations. If we fail to comply with any of these obligations or otherwise breach these license agreements, our licensing partners may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results, including by resulting in the termination or delay of, or a reduction in the scope of our development efforts with respect to, any of our current or future product candidates, or by resulting in increased competition with respect to any of our current or future product candidates. In addition, to the extent that we receive benefits from collaborative provisions under any of our license agreements, we may lose those benefits, which could result in significant increases to our product development expenditures, and the need to hire additional employees or otherwise develop expertise for which we have not budgeted.

If conflicts of interest arise between our licensing partners and us, any of them may act in their self-interest, which may be adverse to our interests.

We license the development and commercialization rights for each of our product candidates, and we expect to enter into similar licenses in the future. If a conflict of interest arises between us and one or more of our licensing partners, they may act in their own self-interest and not in our interest or in the interest of our stockholders. For example, even after entering into licensing agreements, our licensors may seek to renegotiate or terminate their relationships with us for a variety of reasons, including unsatisfactory clinical results or timing, a change in our or their business strategy on either our or their part or for other reasons. If one or more of our licensing partners were to breach their licensing agreement with us, or seek to renegotiate such agreement, the business attention and focus of our management team would be diverted and the development and commercialization of our product candidates may be delayed or terminated.

The patent protection for our product candidates or products may expire before we are able to maximize their commercial value which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs. For example, one of our U.S. patent claims for AQ4N is due to expire in 2010 and our other U.S. patent for a process of producing AQ4N is due to expire in 2019. Our U.S. patents for use of Asentar™ are due to expire in 2017 and 2019. In some of the larger economic territories, such as the United States and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product’s regulatory review. However, we cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other exclusivity for a product under its own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our products or product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products. These products may compete with our products and may not be covered by any of our patent claims or other intellectual property rights.

The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If we are sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent us from developing or commercializing our future product candidates.

Our commercial success depends, in part, on our not infringing the patents and proprietary rights of other parties and not breaching any collaboration or other agreements we have entered into with regard to our technologies and product candidates. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the areas of cancer chemotherapy with vitamin D compounds and formulations comprising vitamin D compounds.

For example, we are aware of a pending U.S. patent application owned by a competitor with claims that, as originally filed, would have presented potential infringement issues if a patent had issued. The claims have since been narrowed so that they do not cover the use of Asentar™ for the treatment of cancer; however, this competitor has filed a continuation application with the original claims, which if successful, could result in an issued patent that covers the use of Asentar™ for the treatment of cancer. While we are aware of issued U.S. patents which claim formulations similar to Asentar™, we believe that Asentar™ does not infringe the claims of these issued patents. In addition, we are aware of a patent that appears to be broad enough to cover Sanofi-Aventis’ Taxotere® formulation and use thereof to treat cancer. We believe that the use of Asentar™ together with Sanofi-Aventis’ Taxotere® formulation to treat cancer does not infringe any valid claim of this patent.

Because patent applications can take several years to issue, if they are issued at all, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. It is uncertain whether the issuance of any third party patent would require us to alter our products or processes, obtain licenses or cease certain activities. If we wish to use the technology or compound claimed in issued and unexpired patents owned by others, we will need to obtain a license from the owner, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that the owner asserts that we infringe its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that we may require to discover, develop or commercialize our products may have a material adverse impact on us.

If a third party asserts that we infringe its patents or other proprietary rights, we could face a number of risks that could seriously harm our results of operations, financial condition and competitive position, including:

•

infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that our product candidates or technologies infringe a competitor’s patent or other proprietary rights;

•

a court prohibiting us from selling or licensing our technologies or future drugs unless the third party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do; and

•	if a license is available from a third party, we may have to pay substantial royalties or lump sum payments or grant cross licenses to our patents or other proprietary rights to obtain that license.

Although we are not currently a party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert these claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, if at all, could seriously harm our business or financial condition.

One or more third-party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we have not received any claim to date, we may be subject to claims that these employees through their employment inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

We expect that the price of our common stock may be volatile.

Prior to our initial public offering of common stock, there was no public market for our common stock. The price of our common stock may be volatile as a result of changes in our operating performance or prospects. From the date of our initial public offering in May 2006 through June 30, 2007, the price of our common stock has ranged from a high of $17.25 to a low of $5.45. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	results from, and any delays in, our clinical trial programs, including current and planned clinical trials for Asentar™ and AQ4N;

•	announcements of FDA non-approval of our product candidates, including Asentar™ and AQ4N, or delays in FDA or other non-U.S. regulatory agency review processes;

•	FDA or other U.S. or non-U.S. regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our product candidates or future drugs;

•	failure or discontinuation of any of our research or clinical trial programs;

•	delays in the commercialization of our future product candidates;

•	the costs of in-licensing additional product candidates;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our quarterly operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new products by us or our competitors;

•	issues in manufacturing our product candidates or future product candidates;

•	market acceptance of our future product candidates;

•	deviations in our operating results from the estimates of analysts;

•	coverage and reimbursement policies of government and other third-party payors;

•	sales of our common stock by our officers, directors or significant stockholders;

•	developments relating to our licensing and collaboration agreements; and

•	additions or departures of key personnel.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

The ownership of our common stock may continue to be highly concentrated.

As of July 31, 2007, we believe that our executive officers and directors and their affiliates, together with our current significant stockholders, beneficially owned approximately 65% of our outstanding common stock. Based on required securities filings, we do not believe that any substantial change has occurred in this ownership concentration. Accordingly, these stockholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for our stockholders to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	limitation of our stockholders entitled to call special meetings of stockholders;

•	an advance notice requirement for stockholder proposals and nominations; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, Delaware law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the NASDAQ Global Market, will result in increased costs to us as we respond to these requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

A significant portion of our outstanding common stock may be sold into the market. Substantial sales of our common stock, or the perception such sales are likely to occur, could cause the price of our common stock to decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly.

Risks Related to Our Industry

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and other non-U.S. regulatory authorities, which regulations differ from country to country. We are not permitted to market our product candidates in the United States until we receive approval of an NDA from the FDA. We have not submitted an application for or received marketing approval for any of our product candidates. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, non-U.S. regulatory authorities or other applicable U.S. and non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending NDAs or supplements to approved NDAs.

Regulatory approval of an NDA or NDA supplement is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the drug approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional pre-clinical studies and clinical trials. The number of pre-clinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including:

•	a drug candidate may not be deemed safe or effective;

•	FDA officials may not find the data from pre-clinical studies and clinical trials sufficient;

•	the FDA might not approve our third-party manufacturer’s processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

Even if we obtain regulatory approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our product candidates, which could materially impair our ability to generate revenue.

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review. Any regulatory approval that we receive for a product candidate is likely to be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval follow-up clinical trials. In addition, if the FDA and/or other non-U.S. regulatory authorities approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion for the product will be subject to extensive regulatory requirements. We and the manufacturers of our products are also required to comply with cGMP regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to ongoing regulatory inspection. If we fail to comply with the regulatory requirements of the FDA and other non-U.S. regulatory authorities, or if previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending NDAs or supplements to approved NDAs.

In addition, the FDA and other non-U.S. regulatory authorities may change their policies and additional regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we would likely not be permitted to market our future product candidates and we may not achieve or sustain profitability.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products.

Even if our product candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, health care payors and/or the medical community. We believe that the degree of market acceptance will depend on a number of factors, including:

•	timing of market introduction of competitive products;

•	potential changes in the standard of care for treating patients;

•	safety and efficacy of our product;

•	prevalence and severity of any side effects;

•	potential advantages or disadvantages over alternative treatments;

•	strength of marketing and distribution support;

•	price of our products, both in absolute terms and relative to alternative treatments;

•	availability of coverage and reimbursement from government and other third-party payors; and

•	with respect to Asentar™, the acceptance by physicians of the dosing regimen for Asentar™ over the currently approved standard of care for the use of Taxotere for the treatment of AIPC.

If our future product candidates fail to achieve market acceptance, we may not be able to generate significant revenue or achieve or sustain profitability.

The coverage and reimbursement status of newly approved drugs is uncertain, and failure to obtain adequate coverage and adequate reimbursement could limit our ability to market any future product candidates we may develop and decrease our ability to generate revenue from any of our existing and future product candidates that may be approved.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. The commercial success of our existing and future product candidates in both domestic and international markets will depend in part on the availability of coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, managed care organizations, and other third-party payors. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and, as a result, they may not cover or provide adequate payment for our existing and future product candidates. These payors may conclude that our future product candidates are less safe, less effective or less cost-effective than existing or later introduced products, and they may not approve our future product candidates for coverage and reimbursement. The failure to obtain coverage and adequate reimbursement for our existing and future product candidates or health care cost containment initiatives that limit or restrict reimbursement for our existing and future product candidates may reduce any future product revenue.

Current health care laws and regulations and future legislative or regulatory changes to the health care system may affect our ability to sell our future product candidates profitably.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the health care system in ways that could significantly affect our business. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the health care system, some of which are intended to contain or reduce the costs of medical products and services. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, which, among other things, established a new Part D prescription drug benefit beginning January 1, 2006 and changed coverage and reimbursement for drugs and devices under existing benefits. It remains difficult to predict the full impact that the MMA will have on us and our industry.

There have also been federal legislative proposals to change pharmaceutical importation laws that could affect our business. Many current proposals seek to expand consumers’ ability to import lower priced versions of products from Canada and other foreign countries where there are government price controls on medical products and services. In addition, the MMA contains provisions that may change U.S. importation laws and broaden permissible imports. Even if the MMA changes do not take effect, and other legislative proposals are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service, and other government agencies.

We are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other health care system reforms that are adopted could have a material adverse effect on our ability to commercialize our existing and future product candidates successfully.

Failure to obtain regulatory approval outside the United States will prevent us from marketing our product candidates abroad.

We intend to market certain of our existing and future product candidates in non-U.S. markets. In order to market our existing and future product candidates in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with non-U.S. regulatory authorities, and the approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more non-U.S. regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA. The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval as well as other risks specific to the jurisdictions in which we may seek approval. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. We may not be able to file for non-U.S. regulatory approvals and may not receive necessary approvals to commercialize our existing and future product candidates in any market.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market certain of our existing and future product candidates in both the United States and in non-U.S. jurisdictions. If we obtain approval in one or more non-U.S. jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our existing and future product candidates to other available therapies. If reimbursement of our future product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We may be subject to costly claims related to our clinical trials and may not be able to obtain adequate insurance.

Because we conduct clinical trials in humans, we face the risk that the use of our product candidates will result in adverse side effects. We cannot predict the possible harms or side effects that may result from our clinical trials. Although we have clinical trial liability insurance for up to $10 million, our insurance may be insufficient to cover any such events. We do not know whether we will be able to continue to obtain clinical trial coverage on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage. There is also a risk that third parties that we have agreed to indemnify could incur liability. Any litigation arising from our clinical trials, even if we were ultimately successful, would consume substantial amounts of our financial and managerial resources and may create adverse publicity.

Our business may become subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally, in part due to a number of our suppliers being located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws; and

•	difficulties associated with staffing and managing foreign operations, including differing labor relations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholder.

SELLING STOCKHOLDER

The following table provides information regarding the selling stockholder and the number of shares of common stock the selling stockholder is offering. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power.

Unless otherwise indicated in the footnotes below, we believe that the entity named in the table has sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholder. The percentage ownership data is based on 25,023,839 shares of our common stock issued and outstanding as of August 20, 2007, which includes the 1,490,868 shares of our common stock covered by this prospectus.

The shares of common stock covered by this prospectus may be sold by the selling stockholder, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholder defined below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholder may offer the shares for resale from time to time.

On July 10, 2007, pursuant to a Common Stock Purchase Agreement dated as of May 29, 2007, we issued and sold to the selling stockholder 1,490,868 shares of our common stock at a purchase price of $8.049 per share in a private placement transaction for aggregate gross cash proceeds to us of approximately $12.0 million. The selling stockholder acquired the common stock to which this prospectus relates directly from us in transactions exempt from the registration requirements of the federal and state securities laws. Prior to issuance, the selling stockholder represented to us that it was an accredited investor, as defined in Rule 501 of Regulation D pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and that the selling stockholder was acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. All of the securities were issued solely to an accredited investor, as defined in Rule 501 of Regulation D pursuant to the Securities Act.

In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) the second anniversary of the closing of the private placement as contemplated by the Common Stock Purchase Agreement dated as of May 29, 2007, and (ii) such time as all the shares covered by the registration statement held by the selling stockholder can be sold within a given three-month period pursuant to Rule 144 under the Securities Act.

The following table sets forth information with respect to the selling stockholder and the shares of common stock beneficially owned by the selling stockholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholder to us and is as of the date of this prospectus. Because the selling stockholder may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholder.

	Shares Beneficially Owned Before Offering		Number of Shares Being	Shares Beneficially Owned After Offering
Name	Number	Percentage	Offered	Number	Percentage
Schering Corporation (1)	1,490,868	6.0%	1,490,868	0	0%

(1)	Schering Corporation is a wholly owned subsidiary of Schering-Plough Corporation, which is listed and quoted on the New York Stock Exchange under the symbol SGP.

Relationships with the Selling Stockholder

On May 29, 2007, we entered into an exclusive worldwide License, Development and Commercialization Agreement with the selling stockholder for the development and commercialization of AsentarTM (DN-101) for all diagnostic, therapeutic and prophylactic uses in humans and animals (the “Collaboration Agreement”), as more fully described in our Current Report on Form 8-K, as filed with the SEC on June 1, 2007 and which is incorporated herein by reference.

Under the terms of the Collaboration Agreement, we received an upfront payment from the selling stockholder of $60 million, including $35 million as reimbursement for past research and development expenses and a license fee of $25 million. We are also eligible to receive up to $380 million in pre-commercial milestone payments, as well as royalties on worldwide sales of AsentarTM based on tiered royalty percentage rates that range from the high teens to the mid-twenties, depending on annual product sales levels. The selling stockholder will assume responsibility for conducting and will fund all new development activities under the oversight of a joint development committee and in accordance with a core development plan. Ongoing clinical studies will continue to be conducted by us, and will be funded by the selling stockholder. Under the terms of the Collaboration Agreement, we may grant to any third party any rights to develop, market, sell, distribute, promote or otherwise commercialize any pharmaceutical product other than AsentarTM after first informing the selling stockholder.

With the exception of the foregoing, the selling stockholder has not had any position, office or other material relationship with us or any of our affiliates.

PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. The selling stockholder may use any one or more of the following methods when disposing of the shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as a selling stockholder under this prospectus.

Upon our being notified in writing by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder and of the participating broker-dealers, the number of shares involved, the price at which such shares of common stock were sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and other facts material to the transaction.

The selling stockholder may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, some states may restrict the selling stockholder from selling its shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholder that it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during such time as the selling stockholder may be engaged in a distribution of the shares of common stock. The foregoing may affect the marketability of the common stock.

We are required to pay all expenses incident to the registration and facilitation of the public sale or other disposition by the selling stockholder of the shares of common stock, exclusive of brokerage fees, underwriting discounts and commissions, and fees and expenses, if any, of counsel or other advisers to the selling stockholder. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or otherwise.

We have agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) the second anniversary of the closing of the private placement as contemplated by the Common Stock Purchase Agreement dated as of May 29, 2007, and (ii) such time as all the shares covered by the registration statement held by the selling stockholder can be sold within a given three-month period pursuant to Rule 144 under the Securities Act.

We cannot assure you that the selling stockholder will sell all or any of the common stock offered under the registration statement.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Latham & Watkins LLP in Menlo Park, California.

EXPERTS

The financial statements of Novacea, Inc. appearing in Novacea, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on April 2, 2007, pursuant to Section 13(a) of the Exchange Act;

•

Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007 filed with the SEC on May 15, 2007 and August 14, 2007, respectively, each pursuant to Section 13(a) of the Exchange Act;

•

Our Current Reports on Form 8-K (other than information contained in Current Reports on Form 8-K that is furnished, but not filed) filed with the SEC on January 23, 2007, April 12, 2007, April 19, 2007, May 14, 2007, May 30, 2007, June 1, 2007 and August 30, 2007; and

•

The description of our common stock contained in the Registration Statement on Form 8-A (File No. 000-51967), filed with the SEC on May 2, 2006, pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference all documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Novacea, Inc.

Attention: Investor Relations

601 Gateway Boulevard, Suite 800

South San Francisco, CA 94080

(650) 228-1800

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares being offered by and for the account of the selling stockholder. This prospectus does not contain all of the information set forth in the registration statement. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Novacea, Inc., that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts, which expenses will be paid by the selling stockholder. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$373
Legal fees and expenses	20,000
Accounting fees and expenses	25,000
Miscellaneous fees and expenses	2,000
Total	$47,373

Item 15.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, or Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, that remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we also are empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and officers. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They also may reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Item 16.	Exhibits

Exhibit Number
4.1	Common Stock Purchase Agreement dated May 29, 2007, by and among Novacea, Inc. and the purchasers signatory thereto (*)

5.1	Opinion of Latham & Watkins LLP, counsel to the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

24.1	Power of attorney (contained on signature page)

(*)	Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 000-51967), filed with the SEC on June 1, 2007.

Item 17.	Undertakings

A.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on this 31st day of August, 2007.

NOVACEA, INC.

By:	/s/ John P. Walker
John P. Walker
Interim Chief Executive Officer and Chairman

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints John P. Walker and Edward C. Albini, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ John P. Walker	Interim Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 31, 2007
John P. Walker

/s/ Edward C. Albini	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 31, 2007
Edward C. Albini

/s/ James Blair, Ph.D.	Director	August 31, 2007
James Blair, Ph.D.

/s/ Eckard Weber, M.D.	Director	August 31, 2007
Eckard Weber, M.D.

/s/ James I. Healy, M.D., Ph.D.	Director	August 31, 2007
James I. Healy, M.D., Ph.D.

/s/ Jay Moorin	Director	August 31, 2007
Jay Moorin

/s/ Camille D. Samuels	Director	August 31, 2007
Camille D. Samuels

/s/ Michael G. Raab	Director	August 31, 2007
Michael G. Raab

/s/ Lowell E. Sears	Director	August 31, 2007
Lowell E. Sears

/s/ Daniel M. Bradbury	Director	August 31, 2007
Daniel M. Bradbury

EXHIBIT INDEX

Exhibit Number
4.1	Common Stock Purchase Agreement dated May 29, 2007, by and among Novacea, Inc. and the purchasers signatory thereto (*)

5.1	Opinion of Latham & Watkins LLP, counsel to the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

24.1	Power of attorney (contained on signature page)

(*)	Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 000-51967), filed with the SEC on June 1, 2007.